August 19, 2010

VIA EDGAR and FEDERAL EXPRESS

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Barnes & Noble, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 3, 2010 File No. 001-12302

Dear Ms. Duru:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated August 12, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Commission (the “Staff”) on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by the Company with the Commission on August 3, 2010.

Concurrently with this letter, the Company is filing with the Commission an amendment to the Preliminary Proxy Statement (“Amendment No. 1”), which includes revisions made in response to the Staff’s comments set forth in the Comment Letter. The Company also is sending you, by courier, hard copies of Amendment No. 1, marked to show changes to the Preliminary Proxy Statement as filed with the Commission on August 3, 2010.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment. The page numbers in the bold captions refer to pages in the Preliminary Proxy Statement as filed with the Commission on August 3, 2010. The page numbers in the Company’s responses refer to pages in Amendment No. 1 filed concurrently with this letter.

PREC14A filed August 3, 2010

General

1.	Please provide a brief background discussion of the material contacts the company has had with Mr. Rob Burkle and the Yucaipa Companies and its affiliates in connection with the current proxy contest. Further supplement your disclosure to describe how the Board has considered, if at all, any material issues raised by the Mr. Burkle and the Yucaipa Companies.

Response: In response to the Staff’s comment, in Amendment No. 1, the Company has revised its disclosure to include a background discussion of the material contacts the Company has had with Mr. Ronald Burkle and The Yucaipa Companies and its affiliates in the approximately two years leading up to the current proxy contest and a description of how the Board has considered material issues raised by Mr. Burkle and The Yucaipa Companies. Please see the revised disclosure included on pages 4-6 of Amendment No. 1.

2.	We refer to the Current Report on Form 8-K filed August 3, 2010 in which the Board of Directors announced its intention to review strategic alternatives involving the company. Please revise to disclose the strategic alternatives, if any, that the nominees to the Board of Directors intend to support if re-elected. If there are no plans and/or if the nominees do not intend to advocate for any specific plans, revise to so state.

Response: In response to the Staff’s comment, in Amendment No. 1, the Company has revised its disclosure to include a statement regarding the plans and intentions of the Board of Directors’ nominees to the Board of Directors with respect to the review of strategic alternatives involving the Company. Please see the revised disclosure included on page 9 of Amendment No. 1.

Election of Directors, Proposal 1, page 4

3.	We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters, page 50

4.	It appears that you intend to solicit proxies via mail, personally, by telephone, facsimile, press releases and other public statements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company hereby confirms its understanding that all written soliciting materials, including any emails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use as required under Rule 14a-6(b) and (c) and Rule 14a-12.

5.	It would appear that you also intend to solicit proxies via the Internet. Please tell us whether you plan to solicit via internet chat rooms and if so, please tell us which websites you plan to utilize.

Response: The Company advises the Staff that it does not plan to solicit via internet chat rooms.

Supplemental Information Regarding Participants, page A-1

6.	Please update the information required by Item 5(b) of Schedule 14A as of the most reasonable practicable date.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has updated the information required by Item 5(b) of Schedule 14A as of the most recent practicable date.

*    *    *

As requested by the Staff in the Comment Letter, in connection with the Preliminary Proxy Statement filed by the Company with the Commission on August 3, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (212) 633-3215. Alternatively, you may contact Andrew R. Thompson at (212) 474-1802.

Sincerely,

/s/ Joseph J. Lombardi

Joseph J. Lombardi

Chief Financial Officer

Barnes & Noble, Inc.